Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated March 4, 2010

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared at www.mashable.com. The article was not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.

                Statements in the article attached as Exhibit A that are not attributed directly to Mr. Garcia or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

                Some of the statements in this article are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

How Companies Are Using Your Social Media Data

Companies are mining the social web to build dossiers on you. Information posted publicly on blogs, Facebook, Twitter, forums and other sites is fair game. It is yet another reminder that people need to be aware of what they are posting on social networking sites and to whom they're connected.

Jules Polonetsky, director and co-chair of the Future of Privacy Forum, said online users have no clue that a comment they made on a blog is being added to a database for some unknown use.

"I don't think users expect that," he said, and if consumers think idle chatter and casual conversation can be used against them by institutions, it's almost certain to create a backlash, according to Polonetsky. He said the Federal Trade Commission is right now re-examining the current privacy structure in the U.S.

But at the same time, he said consumers are always very comfortable with Amazon using data to recommend books they might like. "When users are in control of it, it's a win-win - if they feel empowered."

How Data is Being Used

Polonetsky said aggregators like Rapleaf Inc. will collate information about individuals and sell it to companies that want to learn about those customers and what they do online.

Personal finance reporter Erica Sandberg, who covered the issue of social media datamining in a story for CreditCards.com, said that if a data mining company turns your chatter and network into a behavioral pattern, and if they can prove it has some worth, then it's valuable to companies. Sandberg said this is just more information anyone can use to help them make a decision.

"I don't think there's anything scary about it," she said. "Why wouldn't they look at it? It's public." She said she is not aware of any specific examples of those who have been negatively impacted because of it.

Entities such as airlines, politicians, and even non-profits can use this data for finding new customers or targeting products to existing ones. Financial services companies such as banks and lenders are also using the same datamining services for marketing purposes and to make lending decisions. For instance, certain types of credit products, which fit your personality, could be marketed specifically to you.

"It's a helpful tool to identify the right customers, the best customers," Sandberg said.

She said the immediate fear is the misconception that it affects your credit report. She stressed that companies that do social media datamining do not have access to your credit report, and the act of collecting the publicly available data has no effect on your credit score.

However, she said, "it can affect the credit you're offered, and the credit you receive."

Social media contacts play a role in behavioral profiles as well. "I think what's most interesting is how those in your network have an impact," she said.

Do you know if your Facebook friends have good credit histories? Likely not, but if you associate with people who are a good credit risk, than you'll probably be a good credit risk, according to Sandberg. "The whole idea [is] like follows like," she said.

Learning About Customers to Tailor Experience

According to a counter on their website, Rapleaf Inc. has mined social data about more than 389 million customers. They do that by crawling the Internet just like Google or Bing does, said CEO Auren Hoffman, but that they only crawl sites such as forums, social networks, review sites, newsgroups, and blogs - where information is publicly available.

He said clients they work with include car companies, airlines, hotels, banks, retailers, non-profits and politicians. If they can learn more about their customer, then they can personalize an experience for that customer, according to Hoffman. He said consumers are already expecting this high level of service, and that it's all about the product, service, and experience that you would prefer.

"The power to personalize things is much greater," he said.

Rapleaf's blog links to a SmartMoney story about how banks and financial services firms limit their use of social media data to marketing departments, and not those "charged with making credit and lending decisions," according to the post.

Sandberg said it's up to businesses to use the information from datamining companies as they please. "This is public information. They can use it any way they want."

Social Data Helps to Prevent Fraud

Lending Club, a peer-to-peer lending service that matches borrowers with investors, has been using a variety of tools and software to help them gather social media information for six months, according to Rob Garcia, the company's senior director.

He said Lending Club uses social media data for marketing and operational purposes and stressed that Lending Club does not use any social media data for credit decisions and that it does not affect whether an applicant can get a loan. "We use this information to benefit our customers - to prevent fraud," he said.

For operational purposes, Lending Club makes sure the user's information checks out to try to protect his or her identity, according to Garcia. So they will compare application information from a credit file against information that's publicly available. He said that if there's a mismatch, it gives them more reason to go to more strict identification procedures.

"We have found a way to use this information in a positive way," he said.

Credit Card Companies Turn to Social Media

Consumers might soon be seeing more credit card offers in their mailboxes. In the last quarter of 2009, the number of credit card offers mailed were up 46% from the third quarter of 2009, according to a news release on the direct mail tracking service Synovate Mail Monitor.

Anuj Shahani, director of competitive tracking services for Synovate's Financial Services Group, told me that the number of credit card mailings is still down 40% from the fourth quarter of 2008. He said the CARD Act, which is a new federal law aimed at better disclosure and banning unfair rate hikes, and the economy were reasons for the decrease in mailings of credit card offers.

He said that because of the CARD Act, there are restrictions on spending for credit card companies. Credit card companies will have to come up with targeting models, and data companies can help them figure out those models, according to Shahani.

"Issuers will have to come up with smarter ways to target the right audience because it is so much more expensive to extend credit," he said. "I think one of them will be social media."

Credit card companies are already using social media to launch new products. Shahani pointed out that the CitiForward credit card launched in March 2009 on MySpace (). He said that in December 2009, American Express launched its new Zync card on social media sites.

Shahani said the credit card issuer's goal is to find the right audience and go to the right people and that's where he expects social media would come in.

Social Media Usage Tips

Here are some tips from Erica Sandberg on the types of content to avoid posting on the social web and handling network connections.

1. Determine whether you want to go public or private with your social media profiles. If the profiles are set to be public, then be consistent with information you are posting. "The caution lies in what you say. Be truthful," she said. For example, don't post a status update joking that you're filing for bankruptcy when you're not. "It's the off-the-cuff remarks you're going to want to be aware of," she warned.

2. Eliminate people and sites from your social networks that you don't need. "Make sure people who are around you are reflective of you as a wonderful person," Sandberg said.

3. Pay attention to your friend, invite, and connection requests. "You don't want random associations," she said. Sandberg recommends first checking out that person's profile before accepting it. "I get flooded with friend requests of people I don't know," she said. "You have no idea who these people are. It's a risky thing to do."

What if opting out of being on social media is not an option? Sandberg said she's on there for business purposes and can't really go private. In that case, be careful what you write. "It underscores the importance of being honest and projecting yourself in a positive way," she said.